AMEX : REX
TSX : VIR
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES FIRST QUARTER RESULTS

EDMONTON, ALBERTA - May 14, 2007 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced its financial and operational results for the three-month period ended March 31, 2007.

“With the successful resolution of the matters brought forward by a group of shareholders in the Form 13D filed with the United States Securities and Exchange Commission in February, ViRexx is focused on advancing our Chimigen™ Vaccines, Occlusin® 50 Injection and Occlusin® 500 Device programs. With such a broad product pipeline that includes both near-term pivotal milestones and large market indications, we believe ViRexx is an attractive opportunity with innovative therapies for patients that suffer from cancer and infectious disease. We recognize that the earlier stage products such as CHB-111 (formerly HepaVaxx B Vaccine) and Occlusin® 500 Device are a critical component of our growth strategy which require continued support to achieve their potential,” said Peter Smetek, Chairman and interim Chief Executive Officer of ViRexx Medical Corp. “Based on reports received from our licensee, Unither Pharmaceuticals, Inc., we expect to receive the primary analysis from the two Phase III trials of OvaRex® MAb after the second trial, IMPACT II, reports its 118th relapse event which is expected to occur in the second half of 2007. ViRexx is one of a select group of companies that will have Phase III data supported by a strong and experienced commercialization partner. My board colleagues and I look forward to the opportunity to lead ViRexx through this exciting phase of its development.”

Operational Update
•
Enrollment has been completed in the second of two identical Phase III trials of OvaRex® MAb for the treatment of late-stage ovarian cancer. The trials are being conducted by ViRexx’s licensee, Unither Pharmaceuticals, Inc. (Unither), a subsidiary of United Therapeutics Corporation (NASDAQ: UTHR). The primary endpoint for each trial is time-to-relapse comparing OvaRex® MAb to placebo. The primary data analysis will occur after each trial has reported at least 118 relapse events. The first trial, IMPACT I, has achieved the 118th relapse event. It is projected that the second trial, IMPACT II, will reach the 118th relapse event in the second half of 2007.

•
ViRexx’s licensee, Unither, completed enrollment in a 40 patient OvaRex® MAb Phase II trial, designed to study its use as an adjunct to platinum-based front line chemotherapy in the treatment of advanced ovarian cancer. Unither will present the results at the American Society of Clinical Oncology Annual Meeting in June of 2007.

•
A Phase I safety trial of CHB-111 has been completed. The trial enrolled and treated its target of 15 healthy volunteers with a single dose subcutaneous injection of the vaccine; no significant adverse events associated with the treatment have been reported. ViRexx is continuing to monitor the volunteers and expects to complete this safety assessment during the second quarter of 2007.

•
Enrollment and treatment has been completed in the Phase I trial of Occlusin® 50 Injection in liver cancer patients. Data analysis is underway and a safety report is expected during the second quarter of 2007. The product appears to have a benign safety profile. Of the twelve patients treated with Occlusin® 50 Injection as part of a transcatheter chemoembolization (TACE) procedure, two patients moved on to liver transplantation. TACE is the treatment of choice to control tumour progression in patients who are being considered for liver transplantation. Partnering discussions are ongoing with this product candidate.

•
ViRexx has initiated definitive preclinical testing of Occlusin® 500 Device. This data will be used to support a filing for regulatory approval. The Company has commenced development of a commercial manufacturing process for Occlusin® 500 Device.

Financial Highlights
(All amounts reported are in Canadian dollars unless otherwise stated)

The Company recorded a net loss for the three-month period ended March 31, 2007 of $2,924,027 or ($0.04) per share, as compared with a net loss of $2,308,647 or ($0.04) per share for the three-month period ended March 31, 2006.

Research and development expenses for the three months ended March 31, 2007, totalled $1,125,252, compared with $1,543,667 for the corresponding period ended March 31, 2006. The difference in research and development expenses was due to a research grant received from NRC-IRAP related to the Chimigen™ Vaccines and the reduction of six full time research scientists as a result of the November 2006 restructuring announcement. The cost savings during the first quarter in research and development was in part offset by an increase expenditure for the manufacturing costs of Occlusin™ 500 Device.

Corporate administrative expenses for the three-month period ended March 31, 2007 totaled $1,464,910, compared with $927,435 for the same period last year. The difference was mainly due to work performed and activities related to the proposed $15 million public offering. On April 7, 2007, management discontinued the public offering subsequent to the agreement reached with a group of shareholders of ViRexx that filed a Schedule 13D with the United States Securities and Exchange Commission.

At March 31, 2007, the Company’s cash and cash equivalents totalled $8,224,912 as compared with $10,742,191 at December 31, 2006. The Company believes it will be able to fund planned operations into the fourth quarter of 2007. Management is currently evaluating all future financing alternatives that would minimize further dilution to existing shareholders. The timing and required amount of funding requirements may vary depending on a number of factors including: the progress of our research programs, our ability to meet milestones and receipt of approvals from government regulators.

At March 31, 2007, the Company had 72,760,717 shares outstanding. The number of stock options and warrants outstanding at March 31, 2007 is 6,710,683 and 17,039,571 respectively and could generate proceeds of $28,902,221 if exercised.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Peter Smetek Chief Executive Officer and Chairman ViRexx Medical Corp. Tel: (780) 433-4411 ext. 279 Fax: (780) 436-0068 investor@virexx.com

Financial statements attached:

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheet
As at March 31, 2007

(expressed in Canadian dollars)

	March 31,	December 31,
	2007	2006
	$	$
	(Unaudited)

Assets

Current assets
Cash	291,076	405,354
Short-term investments	7,933,836	10,336,837
Prepaid expenses and deposits	400,371	168,502
Other current assets	185,424	194,476

	8,810,707	11,105,169
Property and equipment	446,462	475,079
Acquired intellectual property	26,747,183	27,369,445

36,004,352	38,949,693

Liabilities

Current liabilities
Accounts payable	434,675	412,441
Accrued liabilities	1,269,645	1,185,762

	1,704,320	1,598,203
Obligations under capital lease	3,983	5,351
Future income taxes	5,118,797	5,346,990

6,827,100	6,950,544

Commitments

Shareholders’ Equity

Common shares– no par value, unlimited shares authorized,
72,760,717 shares issued and outstanding	54,078,703	54,064,680
Contributed surplus	11,836,747	11,748,640
Deficit accumulated during development stage	(36,738,198)	(33,814,171)

29,177,252	31,999,149

36,004,352	38,949,693

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Loss, Comprehensive Loss and Accumulated Deficit
(Unaudited)

(expressed in Canadian dollars)

Three-month period ended
	March 31,	March 31,
	2007	2006
	$	$
Revenue	-	-
Expenses
Corporate administration	1,464,910	927,435
Research and development	1,125,252	1,543,667
Amortization	650,879	786,260
3,241,041	3,257,362
Loss from operations	(3,241,041)	(3,257,362)
Other income (expense)
Gain (loss) on foreign exchange	4,211	(5,364)
Interest income	84,610	67,632
88,821	62,268
Loss before income taxes	(3,152,220)	(3,195,094)

Future income taxes recovery	(228,193)	(886,447)

Net loss and comprehensive loss	(2,924,027)	(2,308,647)

Accumulated deficit – Beginning of period	(33,814,171)	(16,320,796)

Accumulated deficit – End of period	(36,738,198)	(18,629,443)

	$	$

Basic and diluted net loss per common share	(0.04)	(0.04)

	#	#

Basic and diluted weighted average number of common shares outstanding	72,760,717	63,842,333

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Cash Flows
(Unaudited)

(expressed in Canadian dollars)
Three-month period ended

	March 31,	March 31,
	2007	2006
		$$

Cash provided for (used in)

Operating activities
Net loss for the period	(2,924,027)	(2,308,647)
Items not affecting cash
Amortization	650,879	786,260
Stock-based compensation	102,130	215,046
Future income taxes	(228,193)	(886,447)

	(2,399,211)	(2,193,788)
Net change in non-cash working capital items
Decrease (increase) in other current assets	9,052	(76,628)
Increase in prepaid expenses and deposits	(231,869)	(234,654)
Increase in accounts payable and accrued liabilities	106,117	121,383

(2,515,911)	(2,383,687)

Financing activities
Repayment of capital lease	(1,368)	-
Issuance of share capital – net of share issue costs	-	11,265,426

(1,368)	11,265,426

Investment activities
Acquisition of property and equipment	-	(23,782)
Decrease (increase) in short-term investments	2,403,001	(8,791,101)

2,403,001	(8,814,883)

(Decrease) increase in cash	(114,278)	66,856

Cash – Beginning of period	405,354	237,462

Cash – End of period	291,076	304,318